Worthy Wealth Realty, Inc.

11175 Cicero Dr., Suite 100

Alpharetta, GA 30022

(678) 646-6791

September 30, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Attn: Aisha Adegbuyi

Re:	Worthy Wealth Realty, Inc. (the “Company”)
Offering Statement on Form 1-A
File No. 024-12536

Ladies and Gentlemen:

The Company respectfully requests that its request for qualification on October 2, 2025, as filed September 29, 2025, be withdrawn, and that instead the aforementioned Offering Statement be qualified on September 30, 2025, at 4 p.m. EST or as soon thereafter as possible.

Thank you.

/s/ Sally Outlaw
Sally Outlaw
Chief Executive Officer

Cc: Clint J. Gage, Esq.